08027773

UNITED STATES
.ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8- 33724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stern Brothers & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Maryland Avenue, Suite 800
(No. and Street)

St. Louis (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason A. Miriani, CFO (314)727-5519
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name – *if individual, state last, first, middle name*)

10 W. Broad Street, Suite 1700, Columbus, OH 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terrence M. Finn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Brothers & Co., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PEGGY LYN BOLLMAN
Notary Public - Notary Seal
State of Missouri - County of St. Louis
My Commission Expires Feb. 2, 2010
Commission #06438690

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stern Brothers & Co.

Financial Statements and Supplementary Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission
December 31, 2007
Available for Public Inspection

Filed Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder as a Public Document

Stern Brothers & Co.
Index
December 31, 2007

Crowe

Crowe Chizek and Company LLC
Member Horwath International

Report of Independent Auditors

To the Board of Directors and Stockholders of
Stern Brothers & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Stern Brothers & Co. ("the Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Stern Brothers & Co. at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
February 26, 2008

Stern Brothers & Co.
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 1,550,796
Securities owned, at market value	362,440
Receivable from clearing broker	2,912,774
Other receivables	642,715
Deposit with clearing broker	1,000,000
Prepaid expenses and other assets	121,951
Deferred income taxes	381,900
Property and equipment, net	76,910
Total assets	$ 7,049,486
Liabilities and Stockholders' Equity	
Liabilities	
Payable to clearing broker	$ 206,300
Accounts payable	185,101
Accrued liabilities	1,878,811
Accrued interest payable	9,488
Income tax payable	316,104
Total liabilities	2,595,804
Commitments and contingent liabilities (Note 8)	
Stockholders' equity	
Common stock, $0.001 par value; 10,000,000 shares authorized, 3,388,348 shares issued	3,389
Additional paid-in capital	2,858,204
Retained earnings	1,592,089
Total stockholders' equity	4,453,682
Total liabilities and stockholders' equity	$ 7,049,486

The accompanying notes are an integral part of these financial statements.

1. Corporate Operation

Stern Brothers & Co. (the "Company") is a registered securities broker/dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers, Inc.) and the Securities Investor Protection Corporation. The predominant business of the Company is underwriting bond offerings for municipalities. The Company's customer base is located primarily in the Midwest. Securities traded for its own account consist primarily of tax-exempt obligations issued by political subdivisions within the Midwestern states.

The Company has entered into an agreement (the "Agreement") with an unrelated broker/dealer to process and clear all of the Company's securities transactions. Substantially, all of the Company's investments are held by such broker/dealer to facilitate the Company's trading activities. Although there are a number of unrelated broker/dealer entities which could provide comparable services to the Company on terms generally equivalent to the Agreement, a change in the clearing relationship could cause the Company to experience delays in purchases or sales of its investments.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies used in the preparation of these financial statements:

A. Securities owned are carried at market value. Market value generally represents publicly quoted values or amounts that approximate quoted values for securities of comparable credit quality, maturity, and interest rate. At year-end, these securities consist primarily of U.S. government obligations and state and municipal bonds.

B. Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

D. Prepaid expenses, deposits and others assets include rental deposits, required deposits held by the clearing broker, Missouri tax credits held for resale and other prepaid expenses.

E. Property and equipment are recorded at cost. Depreciation is computed using the straight-line method using an estimated useful life of three to seven years. Leasehold improvements are amortized over the life of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization is removed from the accounts.

F. The Company files a U.S. federal income tax return, along with applicable state returns on an accrual basis. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

G. Treasury stock is accounted for using the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When treasury stock is reissued, the FIFO method is used.

H. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Other Receivables

Other receivables at December 31, 2007 consist of the following:

Remarketing fees receivable	$ 529,618
Other receivables	61,692
Financial advisory fees receivable	51,405
	$ 642,715

4. Short-Term Borrowings

The Company maintains two credit facilities with a bank. The first agreement permits the Company to draw on a credit facility in amounts up to $7.5 million, subject to loan advance calculations based on the amount of securities pledged to the bank. The interest rate on borrowings under this credit facility is determined at the time of each advance. There were no outstanding borrowings under this credit facility at December 31, 2007. This credit facility is collateralized by any securities pledged to the bank, all amounts on deposit at the bank, and any other property to which the Company provides the bank a security interest or line and expires on July 31, 2008.

The second agreement is an unsecured credit facility that permits the Company to draw on the credit facility in amounts up to $500,000. The interest rate on borrowings under this credit facility is determined at the time of each advance. There were no outstanding borrowings under this credit facility at December 31, 2007. This credit facility expires on July 31, 2008.

In addition, the Company maintains its proprietary trading account with its clearing broker. This account holds the Company's securities inventory and is collateralized by a deposit of $1,000,000, and all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreement. The account bears interest at 50 basis points below the agent's margin rate of interest, which was 8.21 percent at December 31, 2007. There was $347,593 of investments in the account and $44,393 of related receivables outstanding under this agreement at December 31, 2007.

5. Income Taxes

The components of the deferred income taxes as of December 31, 2007 are as follows:

Deferred income tax asset	
Accrued liabilities to related parties	$ 380,763
Accumulated depreciation	1,137
Deferred income tax asset	$ 381,900

6. Property and Equipment

The major components of property and equipment at December 31, 2007 are as follows:

		Estimated Useful Life
Furniture and fixtures	$ 183,569	7 years
Office equipment	322,777	3-5 years
Leasehold improvements	101,493	Life of lease
	607,839	
Less accumulated depreciation and amortization	(530,929)	
Property and equipment, net	$ 76,910	

7. Stockholders' Equity

On December 31, 2007, the Board of Directors authorized the amendment of the company's articles of incorporation to increase the number of authorized shares of common stock by 7,000,000 from the prior level of 3,000,000 and to reduce the par value of its common stock to $0.001 from $0.01. Due to this change, $25,359 was reclassified from the Common Stock account to the Additional Paid-in Capital account.

As of December 31, 2007, the Board has not authorized the repurchase of any common stock.

8. Commitments and Contingent Liabilities

The Company is a party to operating lease agreements for the rental of office space that expire in 2008.

At December 31, 2007, future minimum lease payments under the operating leases are approximately $211,000 in 2008.

In the normal course of its business, the Company is contingently liable to its clearing broker/dealer for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

9. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and the ratio of aggregate indebtedness to net capital shall not exceed fifteen to one. At December 31, 2007, the Company had net capital and minimum net capital required of $3,215,503 and $159,300, respectively. The Company's percentage of aggregate indebtedness to net capital was 74.31 percent at December 31, 2007. The Company claims exemption from Rule 15c3-3 pursuant to section (k)(2)(ii). All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the account of its customers.

10. Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk

The clearing and depository operations for the Company's securities transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2007, all of the securities owned which are presented on the accompanying Statement of Financial Condition are positions with and amounts due principally from this clearing broker, who is a member of a nationally recognized exchange. The Company also maintains a $1,000,000 deposit with its clearing broker and has a receivable of $2,912,774 as of December 31, 2007. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk. . At December 31, 2007, the Company has cash of $1,549,296 deposited at U.S. Bank.

11. Fair Value of Financial Instruments

The Company believes that the carrying amount of its financial instruments approximates their fair values. Current assets, exclusive of securities owned, are carried at book value, which approximates their fair value, and liabilities are carried at amounts approximating fair value based on their relatively short due dates.

12. Employee Benefit Plans

The Company currently has a defined contribution 401(k) plan. Employees who are at least 20 1/2 years of age are eligible to participate and may contribute up to 75 percent of their compensation or $15,500 in 2007, whichever is less. Employees who are over 50 years of age are eligible to make a catch-up contribution of $5,000 in 2007.

13. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.

END